UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

AMC Networks Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

00164V 103

(CUSIP Number)

Richard D. Bohm

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00164V 103

1.

Name of Reporting Person

Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1A, Charles F. Dolan 2011 Grantor Retained Annuity Trust #1C and the Charles F. Dolan 2009 Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,511,756
	8.	Shared Voting Power 5,365,573
	9.	Sole Dispositive Power 1,511,756
	10.	Shared Dispositive Power 5,365,573
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,877,329
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 10.4%
14.	Type of Reporting Person IN

*	Excludes 5,733,534 shares of AMC Networks Inc. Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of AMC Networks Inc. Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.

Name of Reporting Person

Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1A , Helen A. Dolan 2011 Grantor Retained Annuity Trust #1C and the Helen A. Dolan 2009 Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,256,717
	8.	Shared Voting Power 5,620,612
	9.	Sole Dispositive Power 1,256,717
	10.	Shared Dispositive Power 5,620,612
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,877,329
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 10.4%
14.	Type of Reporting Person IN

*	Excludes 5,733,534 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 684,795
	8.	Shared Voting Power 977,139
	9.	Sole Dispositive Power 684,795
	10.	Shared Dispositive Power 977,139
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,661,934
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.7%
14.	Type of Reporting Person IN

*	Excludes 10,694,921 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 49,542
	8.	Shared Voting Power 966,844
	9.	Sole Dispositive Power 49,542
	10.	Shared Dispositive Power 966,844
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,016,386
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person IN

*	Excludes 10,828,379 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 37,562
	8.	Shared Voting Power 938,729
	9.	Sole Dispositive Power 37,562
	10.	Shared Dispositive Power 938,729
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 976,291
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person IN

*	Excludes 10,873,949 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Kathleen M. Dolan, individually and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of each of the Charles F. Dolan Children Trusts
Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 38,688
	8.	Shared Voting Power 5,741,173
	9.	Sole Dispositive Power 38,688
	10.	Shared Dispositive Power 5,741,173
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,779,861
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person IN

*	Excludes 434,274 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 6,280,920 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 11,509
	8.	Shared Voting Power 939,566
	9.	Sole Dispositive Power 11,509
	10.	Shared Dispositive Power 939,566
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 951,075
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person IN

*	Excludes 434,274 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 10,885,247 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 5,643
	8.	Shared Voting Power 1,007,094
	9.	Sole Dispositive Power 5,643
	10.	Shared Dispositive Power 1,007,094
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,012,737
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person IN

*	Excludes 434,274 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 10,859,784 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Lawrence J. Dolan, as a Trustee of each of the Charles F. Dolan 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,813,819
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,813,819
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,813,819
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person IN

*	Excludes 7,972,889 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person David M. Dolan, as a Trustee of each of the Charles F. Dolan 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 302,176
	8.	Shared Voting Power 3,819,831
	9.	Sole Dispositive Power 302,176
	10.	Shared Dispositive Power 3,819,831
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,122,007
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person IN

*	Excludes 7,972,889 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Paul J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 96,550
	8.	Shared Voting Power 1,939,596
	9.	Sole Dispositive Power 96,550
	10.	Shared Dispositive Power 1,939,596
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,036,146
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.3%
14.	Type of Reporting Person IN

*	Excludes 9,938,469 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Matthew J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,137
	8.	Shared Voting Power 1,905,510
	9.	Sole Dispositive Power 3,137
	10.	Shared Dispositive Power 1,905,510
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,908,647
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person IN

*	Excludes 9,966,648 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and the Charles F. Dolan Children Trust FBO Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 6,810
	8.	Shared Voting Power 1,908,983
	9.	Sole Dispositive Power 6,810
	10.	Shared Dispositive Power 1,908,983
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,915,793
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person IN

*	Excludes 9,979,412 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 966,844
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,844
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,844
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*	Excludes 10,857,450 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 966,844
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,844
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,844
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*	Excludes 10,857,450 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 933,879
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 933,879
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 933,879
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person OO

*	Excludes 10,898,393 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 966,845
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,845
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,845
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*	Excludes 10,865,427 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 938,666
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 938,666
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 938,666
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person OO

*	Excludes 10,893,606 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 966,845
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,845
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,845
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*	Excludes 10,865,427 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 659,359
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 659,359
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 659,359
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person OO

*	Excludes 11,125,049 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 693,420
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 693,420
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 693,420
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person OO

*	Excludes 11,090,988 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 302,071
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 302,071
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 302,071
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person OO

*	Excludes 11,482,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 309,071
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 309,071
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 309,071
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person OO

*	Excludes 11,475,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 372,071
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 372,071
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 372,071
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person OO

*	Excludes 11,412,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 204,071
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 204,071
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 204,071
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person OO

*	Excludes 11,580,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Ryan Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 15,156
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,156
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*	Excludes 11,769,252 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Tara Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 15,156
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,156
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*	Excludes 11,769,252 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan 2011 Grantor Retained Annuity Trust #1A
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 753,619
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 753,619
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 753,619
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person OO

*	Excludes 11,030,789 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1A disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan 2011 Grantor Retained Annuity Trust #1C
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

*	Excludes 11,784,408 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Helen A. Dolan 2011 Grantor Retained Annuity Trust #1A
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 465,537
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 465,537
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 465,537
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.8%
14.	Type of Reporting Person OO

*	Excludes 11,318,871 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1A disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Helen A. Dolan 2011 Grantor Retained Annuity Trust #1C
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

*	Excludes 11,784,408 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 34,060
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 34,060
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,060
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person OO

*	Excludes 11,750,348 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 309,349
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 309,349
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 309,349
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person OO

*	Excludes 11,475,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 309,349
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 309,349
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 309,349
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person OO

*	Excludes 11,475,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 309,349
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 309,349
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 309,349
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person OO

*	Excludes 11,475,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 309,349
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 309,349
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 309,349
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person OO

*	Excludes 11,475,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment to Schedule 13D is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of AMC Networks Inc. (the “Issuer”), par value $.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of shares of Class A Common Stock, in each case as described herein, and (ii) the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1C (the “CFD 2011 GRAT #1C”) and the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1C (the “HAD 2011 GRAT #1C”and collectively with the CFD 2011 GRAT #1C, the “Old GRATs”), to reflect the sale of Class A Common Stock by a Group Member and the disposition of all Issuer securities held by the Old GRATs and their ceasing to be Group Members.

The Schedule 13D (the “Schedule”) filed by the original Group Members on June 30, 2011, as amended and supplemented by Amendment No. 1 filed on September 16, 2011 and Amendment No. 2 filed on November 18, 2011, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 3.

Item 2	Identity and Background.

The disclosure in Item 2 is hereby amended by amending and restating part (a) thereof as follows:

(a) The names of the Reporting Persons who are Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1A (the “CFD 2011 GRAT #1A”) and the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1A (the “HAD 2011 GRAT #1A”) and the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”) and as a Trustee of the CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan, CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan (collectively, the “CFD 2010 Grandchildren Trusts” and individually, a “2010 Grandchildren Trust”); David M. Dolan, as a Trustee of each of the 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts; Paul J. Dolan, as a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan; Matthew J. Dolan, as a Trustee of the Dolan Children Trusts FBO Marianne Dolan Weber and Thomas C. Dolan; Mary S. Dolan, as a

Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; Dolan Children Trust FBO Patrick F. Dolan; 2009 Family Trust FBO James L. Dolan; 2009 Family Trust FBO Thomas C. Dolan; 2009 Family Trust FBO Patrick F. Dolan; 2009 Family Trust FBO Kathleen M. Dolan; 2009 Family Trust FBO Marianne Dolan Weber; 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; Tara Dolan 1989 Trust; CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney; CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan; CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber; CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan; CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan; CFD 2011 GRAT #1A; and HAD 2011 GRAT #1A. The Old GRATs ceased to be Group Members on January 3, 2012.

Item 4	Purpose of Transaction

On August 14, 2012, Charles F. Dolan sold 1,750,000 shares of Class A Common Stock for liquidity and tax planning purposes.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:

(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 13,502,535 shares of Class A Common Stock as a result of their beneficial ownership of (i) 1,718,127 shares of Class A Common Stock (including 120,330 shares of restricted stock and options to purchase 886,315 shares of Class A Common Stock that are exercisable within sixty days of this filing), and (ii) 11,784,408 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 19% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 11,784,408 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders’ Agreement (see Item 6 below). Individuals who are Group Members solely in their capacity as trustees of trusts that are Group Members may be deemed to beneficially own an additional 433,451 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Charles F. Dolan may be deemed to beneficially own an aggregate of 6,877,329 shares of Class A Common Stock, including (i) 826,455 shares of Class A Common Stock (including 51,100 shares of restricted stock and options to purchase 450,524 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 6,050,874 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.4% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,511,756 shares of Class A Common Stock (including 25,768 shares of Class A Common Stock owned of record personally, 51,100 shares of restricted stock owned of record personally and options owned of record personally to purchase 450,524 shares of Class A Common Stock that are exercisable within sixty days of this filing, 1,726 shares of Class A Common Stock owned of record by the CFD 2009 Trust and 982,638 shares of Class A Common Stock issuable upon conversion of an

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equal number of shares of Class B Common Stock, including 229,019 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 753,619 shares of Class B Common Stock owned of record by the CFD 2011 GRAT #1A) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 5,365,573 shares of Class A Common Stock (including 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 5,068,236 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 791,180 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 465,537 shares of Class B Common Stock owned of record by the HAD 2011 GRAT #1A, 2,540,063 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 1,271,456 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts). He disclaims beneficial ownership of 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and 5,068,236 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 791,180 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 465,537 shares of Class B Common Stock owned of record by the HAD 2011 GRAT #1A, 2,540,063 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 1,271,456 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Helen A. Dolan may be deemed to beneficially own an aggregate of 6,877,329 shares of Class A Common Stock, including (i) 826,455 shares of Class A Common Stock (including 51,100 shares of restricted stock and options to purchase 450,524 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 6,050,874 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.4% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of 1,256,717 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 791,180 shares of Class B Common Stock owned of record by the HAD 2009 Trust and 465,537 shares of Class B Common Stock owned of record by the HAD 2011 GRAT #1A) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 5,620,612 shares of Class A Common Stock (including 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation; 25,768 shares of Class A Common Stock, 51,100 shares of restricted stock and options to purchase 450,524 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, Charles F. Dolan; 1,726 shares of Class A Common Stock owned of record by the CFD 2009 Trust; and 4,794,157 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 229,019 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 753,619 shares of Class B Common Stock owned of record by the CFD 2011 GRAT #1A, 2,540,063 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 1,271,456 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts). She disclaims beneficial ownership of 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 25,768 shares of Class A Common Stock, 51,100 shares of restricted stock and options to purchase 450,524 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, and 4,794,157 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 753,619 shares of Class B Common Stock owned of record by the CFD 2011 GRAT #1A, 2,540,063 shares of Class B Common Stock owned of record by the 2009 Family Trusts and 1,271,456 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

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James L. Dolan may be deemed to beneficially own an aggregate of 1,661,934 shares of Class A Common Stock, including (i) 572,747 shares of Class A Common Stock (including 52,005 shares of restricted stock and options to purchase 427,041 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 1,089,487 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 684,795 shares of Class A Common Stock (including 41,975 shares of Class A Common Stock owned of record personally, 4,225 shares of Class A Common Stock held as custodian for one or more minor children, 49,025 shares of restricted stock owned of record personally, options owned of record personally to purchase 427,041 shares of Class A Common Stock that are exercisable within sixty days of this filing and 162,529 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 977,139 shares of Class A Common Stock (including 1,250 shares of Class A Common Stock owned of record jointly with his spouse, 4,510 shares of Class A Common Stock owned of record personally by his spouse, 405 shares of Class A Common Stock owned of record by his spouse through a 401(k) plan, 2,980 shares of restricted stock owned of record personally by his spouse, 1,150 shares of Class A Common Stock owned of record by members of his household, and 39,886 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 4,225 shares of Class A Common Stock held as custodian for one or more minor children, 1,150 shares of Class A Common Stock owned of record by members of his household, 4,510 shares of Class A Common Stock owned of record personally by his spouse, 405 shares owned of record by his spouse through a 401(k) plan, 2,980 shares of restricted stock owned of record personally by his spouse and 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Thomas C. Dolan may be deemed to beneficially own 1,016,386 shares of Class A Common Stock, including (i) 60,357 shares of Class A Common Stock (including 8,775 shares of restricted stock) and (ii) 956,029 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 49,542 shares of Class A Common Stock (including 11,696 shares of Class A Common Stock owned of record personally, 8,775 shares of restricted stock owned of record personally and 29,071 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and the shared power to vote or direct the vote of and to dispose of or to direct the disposition of 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Patrick F. Dolan may be deemed to beneficially own an aggregate of 976,291 shares of Class A Common Stock, including (i) 65,832 shares of Class A Common Stock (including 4,225 shares of restricted stock and options to purchase 3,000 shares of Class A

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Common Stock that are exercisable within sixty days of this filing) and (ii) 910,459 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 37,562 shares of Class A Common Stock (including 5,893 shares of Class A Common Stock owned of record personally, 4,225 shares of restricted stock owned of record personally, options to purchase 3,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally and 24,444 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 938,729 shares of Class A Common Stock (including 1,250 shares of Class A Common Stock owned of record jointly with his spouse, 525 shares of Class A Common Stock owned of record personally by his spouse, 2,300 shares of Class A Common Stock owned of record by members of his household, 775 shares of Class A Common Stock owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as a trustee and 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 525 shares of Class A Common Stock owned of record personally by his spouse, 2,300 shares of Class A Common Stock owned of record by members of his household, 775 shares of Class A Common Stock held by the Mucci Trust, and 47,864 shares of Class A Common Stock and 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 5,779,861 shares of Class A Common Stock, including (i) 276,375 shares of Class A Common Stock and (ii) 5,503,488 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.8% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 38,688 shares of Class A Common Stock (including 1,595 shares of Class A Common Stock owned of record personally, 4,481 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally, 2,300 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 30,312 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 5,741,173 shares of Class A Common Stock (including 1,250 shares of Class A Common Stock owned of record jointly with her former spouse and an aggregate of 271,228 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 5,468,695 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts). She disclaims beneficial ownership of 2,300 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 271,228 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 5,499,007 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne Dolan Weber may be deemed to beneficially own an aggregate of 951,075 shares of Class A Common Stock, including (i) 51,914 shares of Class A Common Stock

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(including options to purchase 2,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 899,161 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 11,509 shares of Class A Common Stock (including options to purchase 2,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally, 8,359 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally and 1,150 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 939,566 shares of Class A Common Stock (including 900 shares of Class A Common Stock owned personally by her spouse, and 47,864 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit and 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 1,150 shares of Class A Common Stock held as custodian for a minor child, 900 shares of Class A Common Stock owned of record by her spouse, and 47,864 shares of Class A Common Stock and 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 1,012,737 shares of Class A Common Stock, including (i) 88,113 shares of Class A Common Stock (including 4,225 shares of restricted stock and options to purchase 3,750 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 924,624 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 5,643 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,007,094 shares of Class A Common Stock (including 24,599 shares of Class A Common Stock, 4,225 shares of restricted stock and options to purchase 3,750 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 7,675 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit and 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 24,599 shares of Class A Common Stock, 4,225 shares of restricted stock and options to purchase 3,750 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 7,675 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 47,864 shares of Class A Common Stock and 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Lawrence J. Dolan may be deemed to beneficially own an aggregate of 3,813,819 shares of Class A Common Stock, including (i) 2,300 shares of Class A Common Stock and (ii) 3,811,519 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to

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dispose of or direct the disposition of 3,813,819 shares of Class A Common Stock (including 2,300 shares of Class A Common Stock owned of record with his spouse, an aggregate of 2,540,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and an aggregate of 1,271,456 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts). He disclaims beneficial ownership of an aggregate of 2,540,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and an aggregate of 1,271,456 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

David M. Dolan may be deemed to beneficially own an aggregate of 4,122,007 shares of Class A Common Stock, including (i) 310,488 shares of Class A Common Stock and (ii) 3,811,519 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 302,176 shares of Class A Common Stock (including 2,971 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 299,205 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,819,831 shares of Class A Common Stock (including 2,300 shares of Class A Common Stock owned of record jointly with his spouse, 5,250 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 762 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 2,540,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and an aggregate of 1,271,456 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts). He disclaims beneficial ownership of 299,205 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 5,250 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 762 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 2,540,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and an aggregate of 1,271,456 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Paul J. Dolan may be deemed to beneficially own an aggregate of 2,036,146 shares of Class A Common Stock, including (i) 190,207 shares of Class A Common Stock, and (ii) 1,845,939 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 96,550 shares of Class A Common Stock (including 5,108 shares of Class A Common Stock held as custodian for one or more minor children and 91,442 shares of Class A Common Stock owned of record by the CFD Trust No. 10) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,939,596 shares of Class A Common Stock (including 5,907 shares of Class A Common Stock owned of record jointly with his spouse, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 1,845,939 shares of Class A Common Stock issuable upon conversion of an equal number of shares of

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Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 5,108 shares of Class A Common Stock held as custodian for one or more minor children, 91,442 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 1,845,939 shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 1,908,647 shares of Class A Common Stock, including (i) 90,887 shares of Class A Common Stock and (ii) 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,137 shares of Class A Common Stock (including 1,750 shares of Class A Common Stock owned of record personally and 1,387 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,905,510 shares of Class A Common Stock (including an aggregate of 87,750 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 1,387 shares of Class A Common Stock held as custodian for a minor child, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 1,915,793 shares of Class A Common Stock, including (i) 110,797 shares of Class A Common Stock and (ii) 1,804,996 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 6,810 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,908,983 shares of Class A Common Stock (including 8,259 shares of Class A Common Stock owned of record jointly with her spouse, an aggregate of 95,728 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah A. Dolan-Sweeney and Patrick F. Dolan and an aggregate of 1,804,996 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan). She disclaims beneficial ownership of 6,810 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 95,728 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan and an aggregate of 1,804,996 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

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The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 966,844 shares of Class A Common Stock, including (i) 39,886 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 966,844 shares of Class A Common Stock, including (i) 39,886 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 933,879 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 966,845 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 938,666 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 966,845 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 659,359 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

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The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 693,420 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 302,071 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 309,071 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 372,071 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 25 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 204,071 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor The information contained on page 26 of this Schedule 13D is hereby incorporated by reference.

The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 27 of this Schedule 13D is hereby incorporated by reference.

The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 28 of this Schedule 13D is hereby incorporated by reference.

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The Charles F. Dolan 2011 Grantor Retained Annuity Trust #1A may be deemed to beneficially own an aggregate of 753,619 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Charles F. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 29 of this Schedule 13D is hereby incorporated by reference.

The Helen A. Dolan 2011 Grantor Retained Annuity Trust #1A may be deemed to beneficially own an aggregate of 465,537 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Helen A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 31 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan may be deemed to beneficially own an aggregate of 34,060 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 33 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan may be deemed to beneficially own an aggregate of 309,349 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 34 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan may be deemed to beneficially own an aggregate of 309,349 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 35 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 309,349 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 36 of this Schedule 13D is hereby incorporated by reference.

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The CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 309,349 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 37 of this Schedule 13D is hereby incorporated by reference.

(c) The following transactions in the Issuer’s Securities have been effected by Group Members within the 60 days prior to this filing:

On August 14, 2012, Charles F. Dolan converted 1,750,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock and sold those 1,750,000 shares of Class A Common Stock at a price of $41.38 per share in a block sale to a broker.

On August 13, 2012, James L. Dolan made a gift of 300 shares of Class A Common Stock.

On July 2, 2012, the CFD 2011 GRAT #1A distributed 133,655 shares of Class B Common Stock to Charles F. Dolan’s revocable trust and the HAD 2011 GRAT #1A distributed 82,564 shares of Class B Common Stock to Helen A. Dolan’s revocable trust.

(e) On January 3, 2012, each of the CFD 2011 GRAT #1C and HAD 2011 GRAT #1C distributed all of their shares of Class B Common Stock to Charles F. Dolan and Helen A. Dolan, respectively, and ceased to be a beneficial owner of Issuer securities and a Group Member.

Item 7	Material to be Filed as an Exhibit

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit B.3: Joint Filing Agreement, dated August 16, 2012.

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Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 16, 2012

CHARLES F. DOLAN, individually, and as Trustee of the Charles F. Dolan 2009 Revocable Trust, the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1A and the Charles F. Dolan 2011 Grantor Retained Annuity Trust #1C

*
Charles F. Dolan

HELEN A. DOLAN, individually, and as Trustee of the Helen A. Dolan 2009 Revocable Trust, the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1A and the Helen A. Dolan 2011 Grantor Retained Annuity Trust #1C

*
Helen A. Dolan

JAMES L. DOLAN, individually

/s/ James L. Dolan
James L. Dolan

THOMAS C. DOLAN, individually

/s/ Thomas C. Dolan
Thomas C. Dolan

PATRICK F. DOLAN, individually

*
Patrick F. Dolan

MARIANNE DOLAN WEBER, individually

*
Marianne Dolan Weber

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DEBORAH A. DOLAN-SWEENEY, individually

*
Deborah A. Dolan-Sweeney

KATHLEEN M. DOLAN, individually, and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan, and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

*
Kathleen M. Dolan

LAWRENCE J. DOLAN, not individually but as a Trustee of the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, the CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan and the CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan

*
Lawrence J. Dolan

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DAVID M. DOLAN, not individually but as a Trustee of the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, the CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan and the CFD 2010 Grandchildren Trust FBO Descendants of James L. Dolan

*
David M. Dolan

PAUL J. DOLAN, not individually but as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan

*
Paul J. Dolan

MATTHEW J. DOLAN, not individually but as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan

*
Matthew J. Dolan

MARY S. DOLAN, not individually but as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and the Charles F. Dolan Children Trust FBO Patrick F. Dolan

*
Mary S. Dolan

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
As Attorney-in-Fact

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